FORM U-7D

                  CERTIFICATE PURSUANT TO RULE 7(d) UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   Amendment
                                   ---------

     The undersigned certifies that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the contract relating to nuclear fuel identified herein and the transactions for the financing thereof. All capitalized terms used herein and in Schedule A hereto shall have the meaning assigned to them in the Credit Agreement (as hereinafter defined).

1. Lessee public-utility company:               IES Utilities Inc. (the "Utility")
   ------------------------------


   Address:                                     Alliant Tower
   --------                                     200 First Street, SE
                                                Cedar Rapids, IA 52401




2. Date:                                        Fuel Lease dated as of August 21, 1973,
   -----                                        as amended by an Amendment thereto
                                                dated as of September  17, 1987 and as
                                                further  amended by an Amendment
                                                thereto dated August 3, 2001
                                                (the "Amended Fuel Lease").


2a.Date facility was placed in service:          January 1, 1974
   ------------------------------------

3. Regulatory  Authority which has acted on     Iowa Utilities Board.
   ----------------------------------------     Date of Order: June 19, 1973.
   transaction:
   ------------

4. Term of Fuel Lease;  Renewal Options:        Automatic  one-year  extensions through
   -------------------------------------        December 31, 2023, subject to earlier
                                                termination.


5. Brief description of facility:               70% undivided interest in assemblies of
   ------------------------------               nuclear fuel and  components  thereof
                                                for Duane Arnold Energy Center.



6. Manufacturers  or  Suppliers:                a. Atlas Energy  Corporation (formerly
   -----------------------------                   known as Atlas Corporation)

                                                b. Sequoyah  Fuels Corp.(which is the
                                                   successor-in-interest to Kerr McGee Corporation)


                                                c. Department of Energy (which is the
                                                   successor-in-interest to  the  Atomic  Energy
                                                   Commission)

                                                d. General Electric Company; and

                                                e. Any other supplier referred to in the Fuel Lease.


7. Cost of facility:                            Up to approximately $60,000,000.
   -----------------



8. Basic Rent:                                  Basic rent is paid by Lessee.  The payments
   -----------                                  are made  quarterly and are  calculated  on the
                                                Lessor's  financing and  administrative  costs plus
                                                amortization of the basis of Arnold  Fuel,  Inc.'s
                                                ("Lessor") debt based on rate of burn-up of the nuclear
                                                fuel.


9. Holder of legal title to facility:           Arnold Fuel,  Inc.
   ----------------------------------           c/o Broad Street
                                                Contract Services, Inc.
                                                48 Wall Street, 27th Floor
                                                New York, New York 10005-2902



10. Holders of beneficial interests:
    --------------------------------

 Name and Address        Amount Invested          Percent of Equity
 ----------------        ----------------         ------------------
 Arnold Fuel, Inc.        (See Item 7)              100%



c/o Broad Street
Contract
Services, Inc.
48 Wall Street, 27th Floor
New York, NY  10005-2902




     All of the authorized and outstanding capital stock of Arnold Fuel, Inc. is owned by Broad Street Contract Services, Inc., a Delaware corporation, all of whose authorized and outstanding capital stock are owned by Peter H. Sorensen and Dwight Jenkins.

     Bank One, N.A., as collateral representative for itself and the banks party to the 2001 Credit Agreement (as hereinafter defined) holds a security interest in Collateral as defined in the 2001 Credit Agreement, subject to the rights of the Utility in the Nuclear Fuel.


11.If part or all of the financing is supplied by
   a loan on which only principal and interest
   is payable, state:
   -----------------------------------

   Amount borrowed:                                 Up to $60,000,000.
   ----------------

   Number of lenders:                               Two (2)
   -------------------

   Period                                           Subject to earlier termination upon the
   -------                                          occurrence of certain events specified in the
                                                    2001 Credit Agreement, the 2001 Credit Agreement
                                                    terminates on August 2, 2002 (the "Initial
                                                    Termination Date") unless extended upon agreement
                                                    of all the Banks for additional period of 364 days
                                                    from the Initial Termination Date then in effect
                                                    (in each case, the "Loan Commitment Termination Date")


   Interest rate:                                    Variable*
   --------------

   Terms of repayment:                               Variable*
   -------------------

   Date executed:                                    August 3, 2001
   --------------



_______________
*  See Schedule A hereto.


                   [Balance of Page Intentionally Left Blank]

Date executed:  August 31, 2001

                               ARNOLD FUEL, INC.

                               By: /s/Dwight Jenkins

                                   Dwight Jenkins
                                   Vice President


STATE OF NEW YORK   )
                    :  ss.:
COUNTY OF NEW YORK  )


     The undersigned being duly sworn deposes and says that he, being duly authorized, has executed the attached Certificate for and on behalf of Arnold Fuel, Inc.; that he is a Vice President of said corporation; that he has read the foregoing Certificate and knows the contents thereof; and that the facts therein stated are true to the best of his knowledge, information and belief.

                                   /s/Dwight Jenkins
                                   ---------------------

                                   Dwight Jenkins

Subscribed to and sworn to before me this ___ day of August, 2001.

/s/
----------------------------------------
Notary Public
Notary Public, State of New York
No.
Qualified in ________ County
Certificate Filed in New York County
Commission Expires _____________